SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

         [X]  Form 10-K      [   ] Form 20-F     [   ] Form 11-K
         [   ] Form 10-Q    [   ] Form N-SAR

         For the Period ended January 31, 2003

         [   ] Transition Report on Form 10-KSB
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-QSB
         [   ] Transition Report on Form N-SAR
         For the Transition Period Ended

  Read Attached Instruction Sheet Before Preparing Form, Please Print or Type

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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Part I -- Registrant Information
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     Full Name of Registrant                 The Enchanted Village, Inc.
     Former Name if Applicable

     Address of Principal Executive Office (Street and Number)
     1407 North Fort Harrison, Suite H

     City, State, Zip Code
     Clearwater, Florida 33755

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Part II -- Rules 12b-25 (b) and (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following information should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III -- Narrative
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     State below in reasonable detail the reasons why Form 10-K, Form 20-F, Form
     11-K, Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         In the first quarter of its current fiscal year. the company converted substantially all of its outstanding equity securities to common stock, implemented a material reverse split and implemented a series of measures to restructure its affairs. Substantially all of these changes will have a material impact on the registrants Annual Report on Form 10-K for the year ended January 31, 2003.

         Therefore, the Company is unable to file its Annual Report on Form 10-K within the prescribed time period without unreasonable effort or expense. The Company expects to file within the extension period.

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Part IV -- Other Information
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     (1) Name and telephone number of person to contact in regard to this notification.

           Sally A. Fonner, President                        (727) 469-8691
                    (Name)                                    (Telephone)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

[X] Yes                                      [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes                                     [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The company was wholly inactive for the entire year ended January 31, 2002, and had no material assets or liabilities at January 31, 2002. As a result of the change in control described in the company's Annual Report on Form 10-K as of May 11, 1988 and for the fiscal years ended January 31, 1989 through 2002, the company incurred substantial operating costs and liabilities and effected substantial changes in its capital structure both before and after January 31, 2002.

         For the seven months between the revival of its Certificate of Incorporation and January 31, 2003, the company incurred $115,000 in management fees and allowances, $120,000 in legal fees and $60,000 in out of pocket operating expenses, for a net loss of $295,000 approximately.


     The Enchanted Village, Inc. has caused this notification to be filed on its behalf by the undersigned thereunto duly authorized


Dated:  April 28, 2003    By:                     /s/
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                             Sally A. Fonner, President